UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______

COMMISSION FILE NUMBER 1-8359
NEW JERSEY RESOURCES CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN

NEW JERSEY RESOURCES CORPORATION

1415 Wyckoff Road
Wall, New Jersey  07719

NEW JERSEY RESOURCES CORPORATION EMPLOYEES’ RETIREMENT SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of
New Jersey Resources Corporation
Employees’ Retirement Savings Plan
Wall, NJ 07719

We have audited the accompanying statements of net assets available for benefits of New Jersey Resources Corporation Employees’ Retirement Savings Plan (the “Plan) as of December 31, 2007 and 2006 as well as the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when consideration  in relation to the basic financial statements taken as a whole.

/s/ LAZAR LEVINE & FELIX LLP

Morristown, New Jersey
June 12, 2008

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES’ RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:
Investments at Fair Value
Cash	$329,144	$97,280

Participant directed investments:
Union Bond and Trust Stable Value Fund	12,390,983	10,368,993
Wachovia Diversified Bond Group Trust	2,662,823	2,518,839
Fidelity Puritan Fund	5,535,436	4,958,191
Harbor Capital Appreciation Fund	1,457,070	1,111,462
Wachovia Enhanced Stock Market Fund	8,969,615	8,243,400
Vanguard Windsor II Fund	7,773,545	7,458,655
T Rowe Price Small Cap Value Fund	2,670,914	2,687,841
Franklin Small Cap Growth Fund II	1,886,733	2,038,541
American Funds Capital World Growth and Income Fund	6,422,200	4,499,423
Dodge & Cox International Stock Fund	4,887,793	3,701,088
NJR Common Stock 401(k) Fund	5,788,036	5,530,596
Total Participant-directed investments	60,445,148	53,117,029

Non-participant-directed investments:
NJR Common Stock ESOP	24,808,290	25,372,260
Union Bond and Trust Stable Value Fund	109,695	86,692
Fidelity Puritan Fund	23,863	—
Total Non-participant-directed investments	24,941,848	25,458,952

Participant Loans	2,500,909	2,285,321
Total investments	88,217,049	80,958,582

Receivables:
Employer contributions	52,371	45,142
Total receivables	52,371	45,142

Total assets	88,269,420	81,003,724

LIABILITIES:
Payables for securities purchased	329,144	97,280
Total liabilities	329,144	97,280

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	87,940,276	80,906,444

Adjustments from fair value to contract value:
Union Bond and Trust Stable Value Fund	100,994	205,905

NET ASSETS AVAILABLE FOR BENEFITS	$88,041,270	$81,112,349

The accompanying notes are an integral part of these financial statements.

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES’ RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
ADDITIONS:
Investment income:
Interest	$189,212	$138,128
Dividends	4,103,818	2,479,957
Net appreciation in fair value of investments	1,012,303	8,385,478
Net investment income	5,305,333	11,003,563
Contributions:
Employer contributions	1,308,008	1,179,275
Employee contributions	4,268,418	3,881,959
Employee rollover contributions	379,563	53,574
Total contributions	5,955,989	5,114,808
Total additions	11,261,322	16,118,371

DEDUCTIONS:
Benefits paid to participants	4,019,585	4,593,666
Administrative expenses	207,905	182,310
Total deductions	4,227,490	4,775,976

INCREASE IN NET ASSETS	7,033,832	11,342,395

(Decrease) increase in the change of fair value to contract value	(104,911)	19,637

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	81,112,349	69,750,317

END OF YEAR	$88,041,270	$81,112,349

The accompanying notes are an integral part of these financial statements.

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES’ RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. PLAN DESCRIPTION

New Jersey Resources Corporation Employees’ Retirement Savings Plan (the Plan) is administered through a Benefits Administration Committee (the Committee) appointed by New Jersey Resources Corporation’s (the Company or NJR) Board of Directors and administers the Plan in accordance with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The following description of the Plan is provided for general information only. Participants should refer to the Plan document for more complete information. The Plan is a defined contribution plan.

The Plan contains a savings component and an employee stock ownership plan component, as described below.

Savings Component

General - The Savings component is represented by deferred pre-tax contributions, after-tax contributions and employer matching contributions.

All employees of the Company and its subsidiaries who have completed 30 days of service are eligible to participate on a voluntary basis.

Contributions - Under the Savings component, eligible employees may make contributions of between 1% and 30% of base compensation to the Plan and shall be permitted as pre-tax contributions provided that they are within the calendar year dollar limit in effect for 401(k) contributions. The Company contributes an amount equal to 50% of the first 6% of contributing participants’ base compensation, subject to certain exceptions as described in the Plan. The participants' contributions, plus actual earnings thereon, are fully vested at all times. The Company's contributions vest on the basis of service ranging from 25% after two years, 50% after three years, 75% after four years, and 100% after five years. Any forfeiture is treated as a reduction to employer contributions.

Effective October 1, 2000, certain employees of NJR Home Services Company who are not covered by the Plan for Retirement Allowances for Represented Employees of New Jersey Natural Gas Company and have one or more year(s) of service receive an annual Company contribution equal to 2% of base compensation for employees with less than five years of service and a 3% contribution for employees with five or more years of service. The contribution is invested automatically in the Union Bond and Trust Stable Value Fund and cannot be reallocated to other investments nor is it eligible for employee loans. The Company contributed $52,371 and $45,142 related to these employees for the Plan years ended December 31, 2007 and 2006, respectively and the amounts are included in employer contributions receivable in the Statement of Net Assets Available for Benefits.

Effective January 1, 2002, employees who have both reached the minimum age of 50 and the 401K elective deferral limit by the end of the Plan year, may elect to contribute up to an additional $5,000 in pre-tax non-matchable contributions for both of the plan years ended December 31, 2007 and 2006.

Contributions by employees are made primarily through payroll deductions. The Plan also accepts qualified roll-over contributions from eligible employees. As directed by the Committee, contributions by employees and the Company are transferred to a Trustee and held in the Plan's Trust Fund for investment and other transactions.

Payment of Benefits - Participants, prior to retirement or termination of service with the Company, may withdraw their contributions from the Savings component subject to certain limitations as described in the Plan. Participants may not withdraw the Company's contributions until they become vested. Withdrawal of deferred contributions may generally be made only upon disability, hardship or the attainment of age 59-1/2.

Distributions made upon retirement or death may be made either in a lump sum or in equal installments over a period not to exceed five years. All other distributions are made in a lump sum payment. Benefits to participants are recorded when they are eligible to be received.

Participant Loans - The Plan may loan to a participant an amount that shall not exceed the lesser of 50% of the value of the vested portion of such participant's account, or $50,000. The minimum participant loan must be for $1,000 and no participant may have more than two loans outstanding at any time. No loan shall be for a term of more than five years except for loans used to acquire the participant's principal residence, which term shall not exceed ten years. The loans are secured by the balance in the participant’s account. Interest rates range from 5% - 10% at December 31, 2007 and 2006.

Principal and interest are paid ratably through payroll deductions. A participant may repay any such loan in full by check at any time in accordance with such rules as may be prescribed by the Committee. Payments of principal and interest on loans shall be credited to the participant's account(s) from which the loan was funded and shall be reinvested in investment funds in accordance with the participant's then current investment selection.

The interest rate for loans will be the current prime lending rate of Wachovia Bank N.A. (the Plan Directed Trustee) plus 1% or such other rate as is prescribed by the Committee based on periodic re-evaluations of the adequacy of such rate. The fixed rate of interest shall apply to the term of each loan.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, Company’s matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. Except as previously noted, Company contributions are invested at the same percentage in the same investment options as the participant directed investments. The Plan currently offers eleven investment options for participants.

Forfeited Accounts - At December 31, 2007 and 2006, forfeited non-vested accounts totaled $29,357 and $5,446 respectively. Forfeited amounts are used to reduce employer contributions in the following year. During the years ended December 31, 2007 and 2006, employer contributions were reduced by $5,446 and $18,855, respectively from forfeited, non-vested accounts.

Employee Stock Ownership Plan Component (ESOP)

General - Effective October 1, 1994, investment in the ESOP was closed to future employees. The ESOP component is represented by amounts held by the Plan Trustee in Company stock (NJR Common Stock). Until September 30, 1994, all employees of the Company and its subsidiaries who had attained age 21 and completion of one year of service were eligible to participate. All participants’ respective shares of NJR Common Stock are 100% vested.

Payment of Benefits - Distributions to ESOP participants may be made in the case of separation of service or attainment of age 55 and completion of at least 10 years of participation, and may be in the form of full shares of the Company's common stock and cash in lieu of fractional shares. ESOP participants may also elect to receive their total distribution in cash. Effective January 1, 2006, ESOP participants will also be able to transfer all or part of their account balance to any of the other 401(k) plan investment options, including NJR Common Stock. If and when the participants make a transfer, they will be able to use that money for the allowable in-service withdrawals and plan loans.

The following amounts related to the ESOP were included in dividend income and net appreciation in fair value of investments for the years ended December 31:

	2007	2006
Dividend income	$773,459	$786,077
Net appreciation in fair value of investments	$693,561	$3,682,269

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan’s investments in mutual funds and common stock are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Dividends on NJR Common Stock in both the Savings Component and ESOP are automatically reinvested unless the participant elects a distribution.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on those investment funds and are not separately stated. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Valuation of Investments (Securities with No Quoted Market Prices) - Amounts for securities that have no quoted market price represent estimated fair value. Many factors are considered in arriving at that fair value. Investments in common collective trusts include the Diversified Bond (DB) Fund of Wachovia, the Enhanced Stock Market (ESM) Fund of Wachovia and the Stable Value (SV) Fund of the Union Bond and Trust Company formerly known as Gartmore Morely. The DB and ESM funds are valued at the net asset value of the shares held by the Plan at year end, which is based on the fair value of the underlying assets. The values recorded in the Plan’s financial statements for such funds were $2,662,823 and $8,969,615 at December 31, 2007 and $2,518,839 and $8,243,400 at December 31, 2006, respectively.

The SV fund invests in a series of guaranteed and synthetic guaranteed investment contracts, which are designed to provide a high level of return, consistent with and providing for stability of investment returns, preservation of capital, liquidity to pay plan benefits, high credit quality and reasonable tracking of interest rates. The guaranteed investment contracts or synthetic investment contracts (collectively, “the contracts”) are issued by life insurance companies, banks and other financial institutions. The characteristics of these contracts allow for their principal value to remain stable regardless of the volatility of the bond market. The S&P and Moody’s credit ratings of the issuers of the contracts range from AAA to AA- and Aaa to Aa3, respectively.

As of December 31, 2007 and 2006, respectively, all investment contracts held by the SV fund were deemed fully benefit-responsive within the meaning of the FSP AAG INV-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), which requires that the investment contracts be reflected at contract value.

The change in the difference between the fair value and the contract value of the SV fund’s fully benefit-responsive investment contracts as of December 31 were as follows (in thousands, unaudited):

	2007	2006
Investments at Fair Value	$3,593,114	$3,697,489
Adjustment to Contract Value	28,167	71,245
Investments at Contract Value	$3,621,281	$3,768,734

The Plan’s participant investment balances held in the SV fund had a fair value of approximately $12.5 million and $10.5 million as of December 31, 2007 and 2006, respectively. The corresponding approximate contract value, based on the underlying contract value of the SV as provided by the fund, is approximately $12.6 million and $10.7 million as of December 31, 2007 and 2006, respectively.

Administrative Expenses - Certain administrative expenses of the Plan are paid by the Company as provided in the Plan Document.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the plan but have not yet been paid were $729 and $1,787 as of December 31, 2007 and 2006, respectively.

3. ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (SFAS 157), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and therefore, does not expand the use of fair value in any new circumstances. Fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the Plan transacts. SFAS 157 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS 157 requires fair value measurements to be separately disclosed by level within the fair value hierarchy. While not expanding the use of fair value, SFAS 157 may change the measurement of fair value. Any change in the measurement of fair value would be considered a change in estimate and included in the results of operations in the period of adoption. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Accordingly, the Plan expects to adopt the provisions of SFAS 157 for the year ended December 31, 2008. The Plan does not expect the adoption of the provisions of SFAS 157 to have a material effect on the Plan’s financial condition and results of operations.

4. INVESTMENTS

The following investments represent five percent or more of the fair market value of the Plan’s net assets as of December 31, 2007 and 2006:

	2007	2006
NJR Common Stock ESOP*, 968,828 and 1,020,224 units, respectively	$24,808,290	$25,372,260
NJR Common Stock 401K Fund, 254,060 and 247,556 units, respectively	$ 5,788,036	$ 5,530,597
Union Bond and Trust Stable Value Fund **, 602,715 and 530,830 shares, respectively	$12,500,678	$10,445,685
Wachovia Enhanced Stock Market Fund, 85,298 and 83,000 shares, respectively	$ 8,969,615	$ 8,243,400
Vanguard Windsor II Fund, 140,089 and 120,905 shares, respectively	$ 7,773,545	$ 7,458,655
Fidelity Puritan Fund, 292,133 and 248,282 shares, respectively	$ 5,559,299	$ 4,958,191
American Fund, 143,963 and 107,308 shares, respectively	$ 6,422,200	$ 4,499,423
Dodge & Cox International Stock Fund, 106,210 shares in 2007 ***	$ 4,887,793	—

*	Non-participant directed
**	A portion of this investment is non-participant directed. See Note 5 for more information
***	Balance at December 31, 2006 represented less than five percent of the Plan’s net assets

During the years ended December 31, 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2007	2006
Common Trust Funds	$ 618,912	$1,295,013
Common Stock Funds	914,818	4,427,847
Fidelity Puritan Fund	(281,785)	299,926
T Rowe Price Small Cap Value Fund	(347,256)	231,992
Franklin Small Cap Growth Fund II	(288,299)	(25,787)
MFS Massachusetts Investors Growth Stock Fund	—	(15,320)
Templeton Foreign Fund	—	151,750
American Funds Capital World Growth and Income Fund	253,820	519,230
Union Bond and Trust Stable Value Fund	586,015	360,192
Harbor Capital Appreciation	120,235	69,342
Vanguard Windsor II Fund	(762,820)	686,094
Dodge & Cox International Stock	198,663	385,199
Net Appreciation	$1,012,303	$8,385,478

5. NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments as of December 31, 2007 and 2006, and for the years ended December 31, 2007 and 2006 is as follows:

	2007	2006
Net assets:
NJR Common Stock ESOP	$24,808,290	$25,372,260
Union Bond and Trust Stable Value Fund	109,695	86,692
Fidelity Puritan Fund	23,863	—
Total non-participant directed investments	$24,941,848	$25,458,952

Changes in net assets:
NJR Common Stock ESOP
Net appreciation in fair value of investments	$1,494,835	$4,472,365
Benefits paid to participants	(1,679,036)	(1,574,169)
Transfers to participant-directed investments	(379,769)	(1,228,262)
Net change	(563,970)	1,669,934

NJR Common Stock ESOP – beginning of year	25,372,260	23,702,326

NJR Common Stock ESOP – end of year	$24,808,290	$25,372,260

Union Bond and Trust Stable Value Fund
Net appreciation in fair value of investments	$1,614	$2,392
Administrative expenses	(36)	(11)
Employer contributions	21,425	29,373
Net change	23,003	31,754

Union Bond and Trust Stable Value Fund – beginning of year	86,692	54,938

Union Bond and Trust Stable Value Fund – end of year	$109,695	$86,692

Fidelity Puritan Fund
Net appreciation in fair value of investments	$150	—
Administrative expenses	(4)	—
Employer contributions	23,717	—
Net change	23,863	—

Fidelity Puritan Fund – beginning of year	—	—

Fidelity Puritan Fund – end of year	$23,863	—

6. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan by letter dated July 17, 2003, that the Plan and related trust were designed in accordance with the applicable sections of the Internal Revenue Code (the Code). The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code, and that the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts, including unvested Company contributions.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The financial statements have been prepared on the accrual basis in conformity with generally accepted accounting principles in the United States of America. The Form 5500 is presented on the cash basis.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

	December 31,
	2007	2006
Net assets available for benefits per the financial statements	$88,041,270	$81,112,349
Less: Amounts due from employer per the financial statements	(52,371)	(45,142)
Less: Adjustments from contract value to fair value	(100,994)	—
Net assets available for benefits per Form 5500	$$87,887,905	$81,067,207

	December 31,
	2007	2006
Contributions received from employer per the financial statements	$1,308,008	$1,179,275
Less: Contributions receivable from employer per the financial statements	(52,371)	(45,142)
Add: Contributions receivable from employer per the financial statements	45,142	29,373
Contributions received from employer per Form 5500	$1,300,779	$1,163,506

9. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Wachovia. Wachovia is the Plan Trustee and certain plan assets are invested in the Wachovia Common Trust Funds, therefore, these transactions qualify as exempt party-in-interest transactions.

Fees paid by the Plan to the Trustee amounted to $207,905 and $182,310 for the years ended December 31, 2007 and 2006, respectively.

At December 31, 2007 and 2006, the Plan held 1,222,887 units and 1,267,780 units, respectively, of common stock of New Jersey Resources Corporation, the sponsoring employer, with a cost basis of $16,701,672 and $16,647,369, respectively. During the years ended December 31, 2007 and 2006, the Plan recorded dividend income of $969,029 and $942,881, respectively.

Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan. These party-in-interest transactions are not deemed prohibited because they are covered by statutory or administrative exemptions from the Code and ERISA’s rules on prohibited transactions.

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES’ RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i---
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

(a)	(b)	(c)	(d)	(e)
	Lessor, or Similar Party Identity of Issue, Borrower	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value

	Banks	Cash	**	$ 329,144
*	NJR Common Stock 401(K) Fund	Common Stock	**	5,788,036
*	Wachovia Bank, N.A. Diversified Bond Group Trust	Common Trust Funds	**	2,662,823
*	Wachovia Bank, N.A. Enhanced Stock Market Fund	Common Trust Funds	**	8,969,615
	Union Bond and Trust Stable Value Fund	Common Trust Funds	**	12,390,983
	Fidelity Puritan Fund	Mutual Funds	**	5,535,436
	Franklin Small Cap Growth Fund II	Mutual Funds	**	1,886,733
	Harbor Capital Appreciation Fund	Mutual Funds	**	1,457,070
	T Rowe Price Small Cap Value Fund	Mutual Funds	**	2,670,914
	Vanguard Windsor II Fund	Mutual Funds	**	7,773,545
	American Funds Capital World Growth and Income Fund	Mutual Funds	**	6,422,200
	Dodge & Cox International Stock Fund	Mutual Funds	**	4,887,793
*	Various participants	Participant loans (maturing 2008-2015 at interest rates of 5%-10.5%)	**	2,500,909
*	NJR Common Stock ESOP	Common Stock	$10,962,057	24,808,290
	Union Bond and Trust Stable Value Fund	Common Trust Funds	109,695	109,695
	Fidelity Puritan Fund	Mutual Funds	23,863	23,863
			$11,095,615	$88,217,049

*	Party-in-interest
**	Cost information is not required for participant-directed investment and, therefore, is not included

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

New Jersey Resources Service Corporation
Employees’ Retirement Savings Plan

Date: June 18, 2008	By:	/s/ Deborah G. Zilai
Deborah G. Zilai
Plan Administrator

/s/ Glenn C. Lockwood
Glenn C. Lockwood
Plan Sponsor

EXHIBIT INDEX

Exhibit Number

23.1  Consent of Independent Registered Public Accounting Firm – Lazar Levine & Felix LLP